Exhibit 99.4

UNITED UTILITIES PLC – DIRECTORS’ SHARE INTERESTS

United Utilities PLC ("the Company") announces that it received notification on 18 February 2005 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors on 17 February 2005, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 656.5 pence per share.

Director	No. of Shares purchased
JOHN ROBERTS	22
SIMON BATEY	22
GORDON WATERS	22
CHARLES CORNISH	22

Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities' ordinary and A shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".